Exhibit 99.5
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tél. : + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Angola: Oil discovery on deep offshore Block 17/06
Paris, October 23, 2009 — Total announces that its subsidiary, TEPA (Block 17/06) Limited, and Sociedade Nacional de Combustíveis de Angola (Sonangol E.P.), have discovered oil on Block 17/06, in the deep waters of the Angolan offshore.
Gardenia-1 is the first well and the first discovery made on Block 17/06. It was drilled in a water depth of 977 meters. The well discovered hydrocarbon reservoirs, both in the Miocene and the Oligocene. On the Miocene interval, the well produced 4,000 barrels per day (b/d) of 25 API° oil during tests.
This first discovery of Gardenia-1 confirms the potential of the north-western part of Block 17/06. A campaign of further drilling on the block will start on the fourth quarter 2009.
Sonangol E.P. is the concessionary of Block 17/06. TEPA (Block 17/06) Limited is the operator with a 30% stake. The other partners on Block 17/06 are Sonangol Pesquisa e Produção, S.A. (30%), SSI Seventeen Limited (27.5%), ACREP Bloco 17 S.A. (5%), Falcon Oil Holding Angola, S.A. (5%) and PARTEX Oil and Gas (Holdings) Corporation (2.5%).
Total Exploration & Production in Angola
Total is present in Angola since 1953. In Angola, Total operated 530,000 barrels oil equivalent per day (boe/d) in 2008, and its SEC* equity production amounted approximately 205,000 boe/d in 2008. This production comes essentially from Blocks 17, 0 and 14.
Deep offshore Block 17, operated by Total with a 40% interest, is Total’s principal asset in Angola. It is composed of four major zones: Girassol-Rosa and Dalia, which are currently producing; Pazflor, a project under construction for a production start in 2011; and CLOV (based on the Cravo, Lirio, Orquidea and Violeta discoveries), a project under bidding process.
Total is also the operator with a 30% stake in the ultra deep offshore Block 32, on which 12 discoveries were made, confirming the oil potential of the block. Pre-development studies for a first production zone in the central south eastern portion of the block are underway.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tél. : + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
In addition, the Angola LNG project for the construction of a liquefaction plant near Soyo is designed to bring the country’s natural gas reserves to market. This project, on which Total holds a 13.6% stake, will be supplied by the associated gas from the fields on Blocks 0, 14, 15, 17 and 18. The project is underway with production expected to begin in 2012.
In Angola, as in all countries where Total operates, the Group is committed to developing the Angolan oil industry while recruiting and providing professional training to local workers. Through its ambitious “Angolanisation” plan and technology transfer, Total has strengthened the local economy and made of Hygiene, Safety and Environment awareness a top priority. Total E&P Angola has developed a transparent and solid corporate social responsibility policy around three main axes: health, education (opening of four high schools in the provinces in 2009) and economic community development.

*SEC: Security Exchange Commission of the United States
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com